Mail Stop 4561
via fax 49 622 7783 5403

September 26, 2008

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

      Re: **SAP AG**
               Form 20-F for the Fiscal Year Ended December 31, 2007
               Filed April 2, 2008
               Forms 6-K Filed April 30, 2008, May 15, 2008 and August 14, 2008
               File No. 001-14251

Dear Dr. Brandt:

We have reviewed your response to your letter dated September 15, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2008.

December 31, 2007 Form 20-F

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.   We note your response to our prior comment 1 where you state that whenever contract pricing in a support arrangement is below your established VSOE rate, the Company defers software revenue based on the "difference between the rate stated in the contract and the VSOE of fair value rate established" under the procedures outlined in your response and recognize the deferred amount as support revenue over the support period. Please explain further this policy and

provide an example of its application. In this regard, please clarify that in addition to deferring the difference between the contractually stated rate and the established VSOE rate, the Company also defers the rate stated in the contract. In other words, please clarify whether your policy for arrangements that fall outside of the VSOE range is to defer support services based on the established VSOE rate. In addition, tell us whether you intended on referring to "software revenue" in your response. Also, for those arrangements whose contractually stated renewal rates fall within the narrow range, tell us whether defer support services based on the renewal rates stated in the contract or the VSOE rate established based on the procedures described in your response.

Forms 6-K Filed April 30, 2008, May 15, 2008 and August 14, 2008

2.   We have reviewed your response to our prior comment 4 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. Consequently, we believe it should be removed.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief